UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 6K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the year ended: November 30, 2004
                        Commission File Number: 000-31168


                                CONDOR GOLD CORP.
                 (Translation of registrant's name into English)

                50 Richmond Street East, Toronto, Ontario M5C 1N7
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                             Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82.

                                CONDOR GOLD CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED
                           NOVEMBER 30, 2004 AND 2003




                                    CONTENTS

Auditors' Report                                                              1

Consolidated Balance Sheets                                                   2

Consolidated Statements of Deficit                                            3

Consolidated Statements of Earnings                                           4

Consolidated Statements of Cash Flows                                         5

Notes to Consolidated Financial Statements                               6 - 15

                                AUDITORS' REPORT


To the Shareholders of
Condor Gold Corp.
(A Development Stage Company)

         We have audited the consolidated balance sheets of Condor Gold Corp. (A Development Stage Company) as at November 30, 2004 and 2003 and the consolidated statements of deficit, earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Condor Gold Corp. (A Development Stage Company) as at November 30, 2004 and 2003, and the results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage, has incurred losses since inception and has negative working capital and cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from these plans.


/s/ "SF PARTNERSHIP, LLP"
------------------------------------
CHARTERED ACCOUNTANTS

Toronto, Canada
April 18, 2005

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Consolidated Balance Sheets
(Stated in Canadian Dollars)
                                                          November 30, 2004
                                                     ---------------------------
                                                        2004              2003
                                                     -----------    -----------
                                     ASSETS

Current
    Cash                                             $       157    $      --

Deferred Expenses (note 3)                                12,500        162,500

Property and Equipment (note 4)                        6,480,812      5,779,753
                                                     -----------    -----------

                                                     $ 6,493,469    $ 5,942,253
                                                     -----------    -----------

                                   LIABILITIES

Current Liabilities
    Accounts payable                                 $   607,530    $   634,341
    Deposits                                                --          100,000
    Advances from related parties (note 5)               835,679        490,322
    Notes payable, current portion (note 6)            3,025,092        554,000
    Reserve for loss contingencies (note 7)                 --          462,000
                                                     -----------    -----------

                                                       4,468,301      2,240,663

Notes Payable (note 6)                                      --        1,775,000

Non Controlling Interest                                 444,097           --
                                                     -----------    -----------

                                                       4,912,398      4,015,663
                                                     -----------    -----------


                              SHAREHOLDERS' EQUITY

Share Capital (note 8)                                 8,536,967      8,473,426

Contributed Surplus (note 2)                             127,493        127,493

Cumulative Translation Adjustment                        636,380           --

Deficit                                               (7,719,769)    (6,674,329)
                                                     -----------    -----------

                                                       1,581,071      1,926,590
                                                     -----------    -----------

                                                     $ 6,493,469    $ 5,942,253
                                                     -----------    -----------
APPROVED ON BEHALF OF THE BOARD

 /s/  "ALEXANDER G. STEWART"                      /s/   "L. KIRK BOYD"
-----------------------------------               ------------------------------

      Director                                          Director

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Consolidated Statements of Deficit
(Stated in Canadian Dollars)
Year Ended November 30, 2004

                                                                  Cumulative
                                                                from inception
                                      2004           2003      on March 7, 2001
                                   -----------    -----------    -----------
Deficit - beginning of year        $(6,674,329)   $(3,126,882)   $      --

    Net loss                        (1,045,440)    (2,881,095)    (7,053,417)
                                   -----------    -----------    -----------


                                    (7,719,769)    (6,007,977)    (7,053,417)

    Deficiency in equity of
       acquired company (note 2)          --          666,352        666,352
                                   -----------    -----------    -----------


Deficit - end of year              $(7,719,769)   $(6,674,329)   $(7,719,769)
                                   ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Consolidated Statements of Earnings
(Stated in Canadian Dollars)
Year Ended November 30, 2004

                                                                                      Cumulative
                                                                                    from inception
                                                      2004              2003       on March 7, 2001
                                                  -------------    -------------    -------------
Expenses
    Writedown of goodwill                         $     260,001    $        --      $     707,714
    General and administrative                          445,254          384,746        1,654,019
    Financial                                           396,937          442,397          839,334
    Finance charges                                     150,111             --            150,111
    Management fees                                     120,000          330,178          885,304
    Consulting fees                                      20,000          784,461        1,272,628
    Exploration                                            --            691,809        1,439,956
    Professional fees                                    30,597          342,033          578,292
    Amortization                                          4,407            3,519            7,926
    Rent                                                 45,458             --             45,458
    Forgiveness of debt                                 (66,172)            --            (66,172)
    Reversal of reserve for loss contingency           (458,147)            --           (458,147)
                                                  -------------    -------------    -------------

                                                        948,446        2,979,143        7,056,423

Other Income                                               --             98,048          100,000
                                                  -------------    -------------    -------------

Loss from Operations                                   (948,446)      (2,881,095)      (6,956,423)
                                                  -------------    -------------    -------------

Non Controlling Interest                                 69,039             --             69,039

Loss on Sale of Marketable Securities                    27,955             --             27,955
                                                  -------------    -------------    -------------

Net Loss                                          $  (1,045,440)   $  (2,881,095)   $  (7,053,417)
                                                  -------------    -------------    -------------

Basic Loss per Share                              $       (0.01)           (0.04)
                                                  -------------    -------------

Basic Weighted Average Number of Shares              76,569,933       70,091,681
                                                  -------------    -------------

Fully Diluted Loss Per Share                      $       (0.01)   $       (0.03)
                                                  -------------    -------------

Fully Diluted Weighted Average Number of Shares     117,099,333      103,955,014
                                                  -------------    -------------

   The accompanying notes are an integral part of these financial statements.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)
Year Ended November 30, 2004
                                                                                   Cumulative
                                                                                 from inception
                                                       2004            2003     on March 7, 2001
                                                    -----------    -----------    -----------
Cash Flows from Operating Activities
    Net loss                                        $(1,045,440)   $(2,881,095)   $(7,053,417)
    Adjustments to reconcile net loss
       to net cash used in operating activities
       Amortization                                       4,407          3,519          7,926
       Deficit of acquired subsidiary                      --         (386,037)      (386,037)
       Writedown of goodwill                            260,001           --          260,001
       Issuance of shares for services                     --          450,000      1,502,200
       Issuance of shares for reverse takeover
         of Ripped Canada Artists Inc.                     --             --          389,556
       Reversal of reserve for loss contingencies      (462,000)       462,000           --
       Non cash interest expense                           --          275,000        275,000
       Non cash financing charge                           --          137,500        137,500
       Deferred expenses                                150,000           --          150,000
       Accounts payable                                 (26,811)       430,931        607,580
       Deposits                                        (100,000)          --             --
       Non-controlling interest                         444,097           --          444,097
                                                    -----------    -----------    -----------

                                                       (775,746)    (1,508,182)    (3,665,594)
                                                    -----------    -----------    -----------
Cash Flows from Investing Activities
    Investment in mining properties                    (705,467)      (160,000)    (2,878,039)
    Purchase of equipment                                  --          (17,599)       (17,599)
    Purchase of goodwill                               (260,001)          --         (260,001)
                                                    -----------    -----------    -----------

                                                       (965,468)      (177,599)    (3,155,639)
                                                    -----------    -----------    -----------
Cash Flows from Financing Activities
    Proceeds from issuance of common shares              30,000        504,333      2,865,747
    Proceeds from notes payable                         729,634      1,200,000      2,483,634
    Proceeds from related parties                       345,357           --          878,985
    Repayment of advances from related parties             --          (43,356)       (43,356)
                                                    -----------    -----------    -----------

                                                      1,104,991      1,660,977      6,185,010
                                                    -----------    -----------    -----------

Net Decrease in Cash                                   (636,223)       (24,804)      (636,223)

Increase in Cumulative Translation Adjustment           636,380           --          636,380

Cash - beginning of  year                                  --           24,804           --
                                                    -----------    -----------    -----------

Cash - end of year                                  $       157    $      --      $       157
                                                    -----------    -----------    -----------

   The accompanying notes are an integral part of these financial statements.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2004

1. Operations and Summary of Significant Accounting Policies

     Operations

     The Corporation was originally incorporated on June 19, 1997 under the Business Corporations Act (Ontario) under the name Findore Gold Resources Ltd. and was in the business of investing in resource related activities.

     On October 17th, 2001 the shareholders approved the name change to Ripped Canada Artists Inc. ("RCA") and a change of business to the entertainment industry and TV, Film and Video production and distribution.

     On September 20, 2002, Ripped Canada Artists Inc. ("RCA") and the shareholders of Northville Gold Corp. ("Northville") entered into a Securities Exchange Agreement ("Agreement") whereby RCA acquired all of the issued and outstanding securities of Northville in exchange for equivalent securities on a one for one basis. Upon consummation, the shareholders of Northville exchanged each of their common shares for one post-consolidation common share of RCA. Northville shareholders acquired control of RCA, a US publicly quoted company with 94.88% interest in the post consolidated securities. Accordingly, this transaction has been accounted for as a reverse takeover whereby Northville was deemed to have acquired RCA. The ongoing business will continue as that of Northville. Subsequently, RCA has changed its name to Condor Gold Corp. (the "Company").

     The company is engaged in the exploration and development of gold and diamond properties in Canada. Since inception, the efforts of the Company have been devoted to assessing whether properties have sufficient mineral reserves for production. To date, the Company has earned no revenues. Condor owns or controls interests in gold properties in the townships of Chester, Benneweis, and Yeo in Northern Ontario (collectively, the
     "Northville Properties"). In addition, in the search for diamond properties, the Company has staked over 95,000 acres of land in the James Bay Lowlands of Northern Ontario. To date, the Company has earned no revenues and is considered to be in the development stage.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2004

1. Operations and Summary of Significant Accounting Policies (cont'd)

     Summary of Significant Accounting Policies

     a) Going Concern

          The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses since inception and has negative working capital and cash flows from operations that raise substantial doubt as to its ability to continue as a going concern. For the years ended November 30, 2004 and 2003, the Company experienced net losses of $1,045,440 and $2,881,095, respectively.

          The Company's ability to continue as a going concern is also contingent upon its ability to secure additional financing, initiating sale of its product and attaining profitable operations.

          Management is pursuing various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

          On January 5, 2005, the Treelawn note came due and payment was demanded. The Company is currently in discussions with Treelawn with a view to restructuring the loan.

          The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

     b) Unit of Measurement

          The Canadian dollar has been used as the unit of measurement in these financial statements. The functional currency of the operations are denominated in Canadian currency.

     c) Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries, Northville Gold Corp., Condor Diamond Corp., Dialex Minerals Inc., 1478837 Ontario Inc., 1485210 Ontario Inc., 1564447 Ontario Inc., and 1571218 Ontario Inc. Intercompany accounts and transactions have been eliminated on consolidation. These consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2004

1. Operations and Summary of Significant Accounting Policies (cont'd)

     Summary of Significant Accounting Policies (cont'd)

     d) Property and Equipment

     Property and equipment are stated at cost. Amortization, based on the estimated useful lives of the assets, is provided using the undernoted annual rates and methods:

           Mining properties             Straight-line      Units of production
           Furniture and equipment                 20%      Straight-line
           Computer hardware                       30%      Declining balance
           Computer software                      100%      Declining balance

     Additions during the year are amortized at half the normal rate.

     Mineral Exploration Properties

     Property acquisition costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management determines that there has been an impairment in value. On the commencement of commercial production, these costs will be charged to operations on the units-of-production method based upon estimated recoverable proven and probable reserves. As at November 30, 2004, there has not been any production at any of the properties.

     The amount shown for mineral property interests represents costs incurred and deferred to date and does not necessarily reflect present and future values.

     Exploration expenditures are expensed as incurred.

     e) Use of Estimates

     The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     f) Income Taxes

     Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2004

1. Operations and Summary of Significant Accounting Policies (cont'd)

     Summary of Significant Accounting Policies (cont'd)

     g) Foreign Currency Translation

     Monetary items in foreign currencies are translated at the year-end rates of exchange, except for hedged liabilities, which are translated at contract rates. Non-monetary items in foreign currency are translated at historical rates of exchange. Translation gains and losses are included in determining net earnings.

     h) Stock Based Compensation

     The Company enters into transactions in which goods or services are the consideration received for the issuance of equity instruments. The value of these transactions are measured and accounted for, based on the fair value of the equity instrument issued or the value of the services, whichever is more reliably measurable. The services are expensed in the periods during which the services are rendered.

     i) Net Loss per Common Share

     Basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued.

      j)    Goodwill

     Goodwill represents the excess purchase price paid on the acquisition of the assets or a business over the value assigned to the net identifiable assets acquired. Goodwill is written down to fair value when declines in value are considered other that temporary based on expected cash flows. Upon acquisition of RCA in 2002, the Company changed the nature of its business and the goodwill was deemed to be of no value and written off. During the year the Company acquired all the outstanding shares of 1571218 Ontario Inc. (as disclosed in note 2) and incurred goodwill of $260,001 which was written down.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2004


2.   Acquisition

     On September 5, 2003, the Company acquired 20,452,000 shares (54.8% interest) of Dialex Minerals Inc. for $280,315 and in consideration issued 2,220,000 common shares of the Company for $152,822. This transaction resulted in contributed surplus of $127,493. At the date of acquisition, the Company's interest in the net book value of Dialex amounts to a deficiency of $386,037, which resulted in an adjustment to retained earnings in the amount of $666,352.

     On February 9, 2004, Dialex Minerals acquired all of the shares of Condor Diamond Corp., an Ontario company engaged in diamond exploration. Condor Diamond is a private company incorporated in Ontario and a subsidiary of Condor Gold Corp. which is a principal shareholder of Dialex Minerals. Condor Diamond owns a majority interest in a total of 530 claims units located in the James Bay Lowlands, located in Northern Ontario.

     During the year, the Company acquired all the outstanding shares of 1571218 Ontario Inc., a privately held company which held marketable securities. As a result of the acquisition of 1571218 Ontario Inc., the Company incurred goodwill of $260,001 which was written down.

3.   Deferred Expenses

     On January 6th, 2003 the Company arranged for senior secured debt financing from Treelawn Investment Corp. in the gross aggregate amount of $1,500,000. The net proceeds from the loan were $1,200,000. The $300,000 financing charge was set up as a deferred expense with the amount expensed equally over the 24 month term of the loan.

4.    Property and Equipment

                                                2004                      2003
                                             Accumulated               Accumulated
                                   Cost     Amortization     Cost     Amortization
                                ----------   ----------   ----------   ----------




      Mining properties         $6,471,139   $     --     $5,765,672   $     --
      Furniture and equipment       10,264        2,874       10,264        1,026
      Computer hardware              3,357        1,074        3,357          503
      Computer software              3,978        3,978        3,978        1,989
                                ----------   ----------   ----------   ----------




                                $6,488,738   $    7,926   $5,783,271   $    3,518
                                ----------   ----------   ----------   ----------

      Net carrying amount                    $6,480,812                $5,779,753
                                             ==========                ==========

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2004

5.    Advances from Related Parties

      Advances from related parties are due to shareholders and private companies which are owned by a shareholder. The advances are unsecured, non interest bearing and have no specified terms of repayment.


 6.   Notes Payable

                                                                 2004            2003
                                                              -----------    -----------
      Notes payable, non-interest bearing and maturing
        on January 20, 2004, repayable from proceeds
        of production from one of the Company's properties    $   223,900    $   250,000
      Notes payable bearing interest at 12% and no
        specified terms of repayment                              255,000        255,000
      Notes payable non-interest bearing and no
        specified terms of repayment                               49,000         49,000
      Notes payable bearing interest at 20% and no
        specified terms of repayment                              422,192           --
      Note payable from Treelawn, bearing interest
        at 20%, repayable from proceeds of production
        from one of the Company's properties, maturing
        on January 6, 2005                                      2,075,000      1,775,000
                                                              -----------    -----------

                                                                3,025,092      2,329,000
      Current portion                                          (3,025,092)      (554,000)
                                                              -----------    -----------

      Long-term portion                                       $      --      $ 1,775,000
                                                              -----------    -----------


      On January 6, 2003 the Company arranged for senior secured debt financing from Treelawn Investment Corp. ("Treelawn"), in the amount of $1,500,000 plus accrued interest of $275,000. As partial consideration for the note, the Company issued to Treelawn 20,000,000 two-year common share purchase warrants exercisable at $0.10 per common share and 20,000,000 three-year common share purchase warrants exercisable at $0.20 per common share. As a result of these transactions, Treelawn beneficially owns securities convertible into voting shares of the Company which, if fully exercised, would result in Treelawn's holding approximately 39% of the current issued and outstanding voting shares of the Company.

      During fiscal 2004, notes payable of $33,541 were retired through issuance of shares.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2004

7.    Reserve for Loss Contingencies

      The Company had recorded a $462,000 liability for loss contingencies prior to 1999. This reserve was established as a result of a potential liability of Dialex Minerals Inc. ("Dialex"), a controlled subsidiary, to the Internal Revenue Service (IRS) as a result of actions by the former principal of Video Home Shopping Inc., which has led to an investigation by the IRS and the Department of Justice. The Company has contacted the IRS for information and has no indication that the investigation concerns the Company directly. The IRS has further confirmed that the Company is not indebted to it. The Department of Justice has confirmed that its investigation is concluded with no action taken affecting the Company. The Company has now determined that the reserve can be eliminated.


8.    Share Capital

        Authorized
             Unlimited  number of common shares, no par value
                                                                            2004              2003
        Issued
            76,678,683  common shares (2003 - 75,564,183)              $  8,536,967     $  8,473,426
                                                                       ============     ============

      During the year, common shares were issued as follows:

      a)  462,000 shares were issued for a total cash consideration of $30,000.

      b) 652,500 shares were issued for the reduction of notes payable of $33,541.

      The Company issued to Treelawn 20,000,000 two-year common share purchase warrants exercisable at $0.10 per common share and 20,000,000 three-year common share purchase warrants exercisable at $0.20 per common share. As a result of these transactions, Treelawn beneficially owns securities convertible into voting shares of the Company which, if fully exercised, would result in Treelawn's holding approximately 39% of the current issued and outstanding voting shares of the Company.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2004


9.    Related Party Transactions

      The following table summarizes the Company's related party transactions, that occurred in the normal course of operations for the year, which are measured at the exchange amount:

                                                             2004        2003

      Amounts Paid to Shareholders and Directors

        General and administrative expenses              $  46,000   $   156,711
        Management fees                                  $ 120,000   $   330,178
        Consulting                                       $   --      $    91,121
        Financial                                        $   --      $    24,500

      At the end of the year, the advances from related entities are as follows:

        Included in Accounts Payable - due to directors
         and  management of the Company                  $  42,900   $   319,249
        Advances from shareholders and private companies
         controlled by the shareholder                   $ 835,678   $   490,322
        Notes payable from a company related
         to a shareholder                                $ 304,000   $   304,000


10.   Income Taxes

      The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 37%
      (2003-37%) to the net loss for the year. The reasons for the differences are as follows:

                                                             2004        2003

      Income tax recovery based on statutory rate        $(200,000)  $(1,065,000)
      Unrecorded tax benefit of losses                     200,000     1,065,000
                                                         =======================

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2004


10.   Income Taxes (Cont'd)

      At December 31, 2004, the Company's future income tax assets were as follows:

      Non-capital loss carryforward                                  $  2,260,000
      Income tax recovery based on statutory rate                       2,395,000
      Plant and equipment                                                   3,000
                                                                     ------------

                                                                        4,658,000
      Valuation allowance                                              (4,658,000)
                                                                      -----------

                                                                      $      --
                                                                      ===========

      At December 31, 2004, the Company had non-capital loss carryforward  which expire as follows:
                                               2008                   $   484,287
                                               2009                     2,194,882
                                               2010                     2,878,576
                                               2011                       539,963
                                                                      -----------

                                                                      $ 6,097,708
                                                                      ===========

11.   Financial Instruments

      The company's financial instruments recorded on the balance sheet consist of cash, accounts payable, deposits, notes payable and amounts due to and from related parties.

      At November 30, 2004, the face value of the company's financial instruments approximates their carrying value due to the short-term maturity of these instruments. The carrying amounts of these short-term financial instruments approximates the amount at which the financial instrument could be exchanged in a current arm's-length transaction between willing parties.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2004


12.   Commitments and Contingencies

      a) On January 6, 2003 the Company issued an option to enter into a Royalty Agreement with Treelawn. Upon the payment of the exercise price of $100,000 to the Company, the royalty agreement will entitle Treelawn to royalties from the Company of:

            (i) $100 per ounce of gold produced from the surface  stockpile to a maximum of 70,000 ounces of gold less any repayments made towards the Note referred to in Note 6; and

            (ii)$50 per  ounce of gold  produced  from  the ramp of the  Murgold
                Property located in Chester Township to a maximum of 68,000 ounces of gold.

      b) Condor Gold Corp. is the plaintiff in an action initiated on August 19, 2003 against former shareholders and directors of Condor. The purpose of Condor's action was to claim damages for negligence, defamation and breach of contract by the defendants. In a statement of defence and counterclaim filed on or about November 20, 2003, the defendants joined the subsidiary companies of Condor as defendants by counterclaim. The counter claim has not been formally served on the subsidiary companies. It is management's opinion and that of its legal counsel that the counterclaim action is frivolous, vexatious and without merit and as such, management has made no provision for it in these financial statements.

13.   Notes Receivable

      During 2003, notes receivable for a share subscription program were set-up in the amount of $286,666 and were retired through the receipt of cash within the fiscal year.

14.   Comparative Information

      Certain   figures  for  the  year  ended   November  30,  2003  have  been
      reclassified to conform with the current year's financial statement presentation.

15.   Subsequent Events

      On March 16, 2005, through a share purchase from certain shareholders there was a change in controlling shareholders of Dialex Minerals Inc. Contemporaneously with the acquisition of control the then Board of Directors resigned. Dialex changed its name to Reliant Home Warranty Corporation ("Reliant") and approved a reverse split of its common stock on a 1 for 22 basis for the purpose of recapitalizing Reliant for a potential business transaction.